Exhibit 99.1

For Immediate Release

May 9, 2008

DRAXIS Health Reports Results for the First Quarter of 2008

MONTREAL, QUEBEC, May 9, 2008 – DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported first quarter financial results for the three months ended March 31, 2008. Revenues and earnings for the first quarter of 2008 were below those in the first quarter of 2007 as a result of lower sales of sterile products, the negative impact of a significantly stronger Canadian dollar relative to the first quarter of 2007, the inclusion in the first quarter of 2007 of non-recurring items and the inclusion in the first quarter of 2008 of the direct and indirect costs related to the potential sale of the Company.  All amounts are expressed in U.S. dollars.

Highlights

•                  Consolidated revenues for the first quarter of 2008 were $19.2 million versus $21.0 million in the first quarter of 2007. Product sales in the first quarter of 2008 were $18.7 million, down 5% from $19.6 million in the first quarter of 2007. Contract manufacturing sales were down 11%, primarily as a result of lower revenues from sterile products during the first two months of the quarter, and radiopharmaceutical sales were up 6%.  Product gross margins for the first quarter of 2008 were impacted by the stronger Canadian dollar relative to the first quarter of 2007 and by the change in product mix related to lower sterile product volumes.

•                  Operating loss for the first quarter of 2008 was $2.4 million compared to operating income of $2.5 million in the same period in 2007. Operating income in the first quarter of 2007 benefited from the receipt of two non-recurring items, namely contingent milestone payments from Shire BioChem Inc. of approximately $0.8 million and $0.5 million in insurance proceeds.

•                  For the first quarter of 2008, diluted EPS was negative 3 cents (or negative 2 cents adjusted diluted EPS excluding transaction costs – See Schedule of Supplemental Information, including footnotes) compared to diluted EPS of 5 cents (or 4 cents adjusted diluted EPS) in the first quarter of 2007.

•                  Cash outflows from operating activities in the first quarter of 2008 were $2.3 million, compared to cash inflows of $5.5 million in the same period in 2007.  The decrease was related to lower cash earnings and the timing of specific payments, including severance payments.

•                  Subsequent to the end of the first quarter of 2008, on April 4, 2008 DRAXIS and Jubilant Organosys Ltd. (“Jubilant”) announced that they had entered into an arrangement agreement whereby an indirect wholly-owned subsidiary of Jubilant will acquire all the outstanding common shares of DRAXIS at a price of US$6.00 per share in cash by way of a plan of arrangement.

“The first quarter of 2008 continued to be impacted by lower revenues in contract manufacturing, particularly for sterile products,” said Dan Brazier, President and CEO of DRAXIS.  “Product sales in contract manufacturing were down 11% but were close to plan for the radiopharmaceuticals business  Margins were negatively impacted this quarter relative to previous quarters due to the low volume of sterile production, which is generally a higher margin contributor in the overall product mix. In addition, margins and expenses in both our business units were adversely impacted by a much stronger Canadian dollar in the first quarter of 2008 compared to the same quarter of 2007.

Mr. Brazier continued, “Our key development projects remain on track. DRAXIMAGE® Sestamibi is under active review by the US Food and Drug Administration following our filing of an ANDA in February 2007. We established a marketing and distribution agreement for this product in December 2007 with GE Healthcare and are now in discussions with potential partners for markets outside North America. We are also making progress in developing strategic alliances for the commercialization of our MOLY-FILL™ Tc-99m Generator following a successful external evaluation in late 2007, as we prepare for the next step in that product’s regulatory review process.  Discussions are ongoing with potential partners for the marketing and distribution of radiopharmaceutical products in Europe and we continue to receive country-specific approvals for our products.  Product transfer activities under our expanded relationship with Johnson & Johnson Consumer are ongoing and are expected to increase throughout 2008.  Construction of the new secondary packaging facility associated with this expanded relationship is on schedule toward completion during the second half of this year.”

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2008	2007
	(unaudited)	(unaudited)
REVENUES
Product sales	$18,656	$19,630
Royalty and licensing	465	1,318
Anipryl® deferred revenues	30	30
	19,151	$20,978

Product Gross Margin	$4,799	$7,452
Product Gross Margin %	25.7%	38.0%

Operating (loss) income	$(2,412)	$2,446
Operating Margin %	-12.6%	11.7%

Cash and cash equivalents	$22,529	$25,495

Total debt	$0	$0

Cash flows from operating activities	$(2,305)	$5,533
Cash flows used in investing activities	(1,010)	(2,954)
	$(3,315)	$2,579

Net (loss) income	$(1,392)	$2,010

Basic and diluted (loss) earnings per share	$(0.03)	$0.05

Two significant non-recurring items included in the financial results of the first quarter of 2007 positively affected financial performance relative to the first quarter of 2008. During the first quarter of 2007, the Company received non-recurring milestone payments of approximately $0.8 million from Shire

BioChem Inc. (Shire) and an insurance payment of $0.5 million from a business interruption insurance claim related to an extended shutdown period in 2005. The impact of these items on operating income and earnings per share are included in the Schedule of Supplemental Information below.

Impact of Foreign Exchange on Comparison of Quarterly Results

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are affected. Since the Company reports in $U.S., all income statement line items are translated at the appropriate exchange rate into $U.S for the quarterly reports. As at March 31, 2007, the Canadian dollar traded at $1.1546 Canadian per $1 U.S. By contrast, as at March 31, 2008, the Canadian dollar traded at $1.0265 Canadian per $1 U.S. The impact of the strong Canadian dollar in the first quarter of 2008 relative to its levels in the first quarter of 2007 materially impacts all line by line comparisons between the first quarter results of 2008 and 2007 resulting in an increase in all revenues and expense line items for 2008 relative to 2007. Accordingly, all explanations of variances between first quarter of 2008 results with the first quarter of 2007 exclude the impact of foreign exchange on financial reporting.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues of $12.6 million for the first quarter of 2008 represented a decrease of $1.6 million or 11% compared to the first quarter of 2007. The decrease was due to lower revenues of Hectorol® for Genzyme in the first quarter of 2008 relative to 2007, which more than offset growth from new product introductions. The Company expects stronger Hectorol® demand/volumes over the remainder of 2008 compared to 2007. The Company also expects product transfer activities related to the Johnson & Johnson Consumer contract to increase from the first quarter of 2008 levels as well.

•                  For the first quarter of 2008, sterile products represented approximately 65% of manufacturing revenues compared to 78% for the first quarter of 2007. The mix was adversely affected by the lower Hectorol® volumes.

•                  Product gross margin percentage decreased in the first quarter of 2008 compared to the same quarter of 2007 from 27% to 14%. The decrease was driven by lower Hectorol® volumes shipped in the quarter coupled with investment in product introduction and the impact of a stronger Canadian dollar relative to 2007, which negatively impacted margins.  Product gross margin for the first quarter of 2007 benefited from a non-recurring payment of $0.5 million in insurance proceeds during that quarter.

•                  Operating loss for the first quarter of 2008 was $0.9 million compared with operating income of $1.7 million for the same period of 2007. The lower operating earnings reflects the lower Hectorol® revenue for the first quarter of 2008, the inclusion of $0.5 million of insurance proceeds in 2007 results and the collection of previously uncollectible receivables also included in the 2007 results.

Radiopharmaceuticals

•                  Product sales of $6.1 million for the first quarter of 2008 represent a 6% increase over the first quarter of 2007, primarily as a result of the inclusion in revenues of a chargeback for freight services beginning on April 1, 2007.  Revenue growth was hindered by the suspension of production (beginning in the second half of 2007) of a private label radioactive product for one customer that historically contributed $350,000 in quarterly product sales. Shortly after the end of the first quarter of 2008, DRAXIMAGE initiated direct sales to U.S. customers of its own formulation of the radioactive product.

•                  Product gross margins for the first quarter of 2008 decreased to 49% from 62% compared with the same period in 2007 due to the dramatic strengthening of the Canadian dollar from the first quarter of 2007, the inclusion of freight charges in both revenues and cost of goods sold beginning on April 1, 2007, a change in product mix and increased raw material costs.

•                  Operating income of $0.5 million for the first quarter of 2008 decreased $0.8 million compared to the same period of 2007 driven by decreased margins related to the strengthening Canadian dollar, the decrease of the private label product volumes, and higher selling, general and administrative expenses.

•                  DRAXIMAGE is continuing to obtain registrations in European markets for existing products that are currently approved and sold in Canada or the U.S. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). This MAA Kit has since also been approved in Germany, the United Kingdom, Belgium, Austria, Luxembourg and Spain. DRAXIMAGE MDP, a product used for bone imaging, has been approved in the Netherlands, the United Kingdom, Ireland, the Czech Republic, Denmark and Germany. Sodium Iodide I-131 therapeutic capsules for the treatment of thyroid cancer have been approved in Denmark.

Guidance for Future Years

The Company continues to expect progressively improving financial results during 2008 compared to 2007 as a result of increased demand through new business opportunities, product introductions and additional contracts. This is expected to result in continuing year-over-year growth in revenues, operating income, and cash flows going forward, starting from a base in 2008. Net earnings per share for 2008 are expected to increase significantly over 2007.  However, the extent to which the Company can reasonably predict the financial performance for 2008 is limited due to variables outside of the control of the Company. Accordingly, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping-up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  We do expect revenue growth associated with product transfer activities for 2008 but, while such activities will generate positive margins, the margin percentage is expected to be dilutive to overall margins as we hire and train new personnel in anticipation of the commercial phase of the contract.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However, the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals, although additional approvals are expected during 2008 in several different countries.  The Company is actively working to establish one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the European Union markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, manufacturing execution, marketing and distribution partnerships and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ Technetium Generator is expected to be a significant event given the limited product offerings currently available, and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

Schedule of Supplemental Information

Reconciliation from reported operating (loss) income and diluted EPS to adjusted operating (loss) income and diluted EPS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2008	2007	% Change

Operating (Loss) Income - Reported	$(2,412)	$2,446	(198.6)%
Adjustments:
(a) Non-recurring Shire milestone receipt(2)	—	(791)
(b) Insurance proceeds(3)	—	(517)
(c) DSU (recovery) expense(4)	197	348	(43.4)%
(d) Transaction costs	544	—
Anipryl® deferred revenues	(30)	(30)	—
Operating (Loss) Income - Adjusted(1)	$(1,701)	$1,456	(216.9)%

Diluted EPS - Reported	$(0.03)	$0.05
Adjustments:
(a) Non-recurring Shire milestone receipt(2)	—	$(0.01)
(b) Insurance proceeds(3)	—	$(0.01)
(c) DSU (recovery) expense(4)	—	0.01
(d) Transaction costs	0.01
Anipryl® deferred revenues	—	—
Diluted EPS - Adjusted(1)	$(0.02)	$0.04

(1) “Adjusted Operating (Loss) Income” and “Adjusted Diluted EPS” are defined, respectively, as reported operating (loss) income and diluted EPS, excluding certain items. These terms do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Management uses adjusted operating (loss) income, among other factors, to set performance goals and to measure the performance of the overall company. The Company believes that investors’ understanding of our performance is enhanced by disclosing these measures.

(2) The Company became entitled to and received non-recurring contingent milestone payments from Shire.

(3) Insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(4) Reflects the change in the value of Deferred Share Unit Plan based on the market price of the Company’s common stock. See Note 7 of accompanying interim financial statements.

Interim Financial Report

This release incorporates by reference the first quarter Interim Report to Shareholders (“Q1 Report”), which includes the full Management’s Discussion & Analysis (MD&A) for the quarter ended March 31, 2008 as well as financial statements for such quarter, prepared in accordance with U.S. GAAP. The Q1 Report has been filed with applicable Canadian and U.S. securities regulatory authorities and is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports.  It is also available on the SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov) databases or upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Annual and Special Meeting of Shareholders

The annual and special meeting (the “Meeting”) of shareholders of the Company is scheduled to be held at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario, Canada on Friday, May 23, 2008 at 10:00 a.m. (Toronto time).

At the Meeting, shareholders will be asked to approve a plan of arrangement under the Canada Business Corporations Act, involving DRAXIS, its shareholders and Jubilant Acquisition Inc. (the “Purchaser”), an indirect wholly-owned subsidiary of Jubilant Organosys Ltd.  The plan of arrangement will result in the acquisition by the Purchaser of all the outstanding common shares of DRAXIS for a consideration of U.S.$6.00 per common share.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the potential acquisition of DRAXIS by Jubilant, by way of plan of arrangement, in an all cash transaction at US$6.00 per outstanding share (the “Acquisition);

•                  a special meeting of DRAXIS’ shareholders to consider the Acquisition, currently scheduled to be held on May 23, 2008;

•                  the approval of the Acquisition by DRAXIS’ shareholders;

•                  the ability of each of Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Acquisition;

•                  the possibility that DRAXIS’ shareholders do not approve the Acquisition at the special meeting of shareholders;

•                  the achievement of desired clinical trial results related to DRAXIS’ pipeline products;

•                  timely regulatory approval of DRAXIS’ products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS’ products;

•                  DRAXIS’ ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by DRAXIS and its products;

•                  factors beyond DRAXIS’ control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  DRAXIS’ dependence on a small number of key customers;

•                  the disclosure of confidential information by DRAXIS’ collaborators, employees or consultants;

•                  the preservation of healthy working relationships with DRAXIS’ union and employees;

•                  DRAXIS’ ability to grow the business;

•                  the fluctuation of DRAXIS’ financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against DRAXIS succeed;

•                  the volatility of the price of DRAXIS’ common shares;

•                  market acceptance of DRAXIS’ products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission and which is also filed as DRAXIS’ Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to DRAXIS generally, reference is made to DRAXIS’ most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by DRAXIS with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent DRAXIS’ expectations as at May 8, 2008.  Unless otherwise required by applicable securities laws, DRAXIS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations: Jerry Ormiston DRAXIS Health Inc. Phone:1-877-441-1984

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For Quarter Ended March 31, 2008

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s consolidated unaudited financial statements for the quarter ended March 31, 2008 and should be read in conjunction with the Company’s 2007 Annual Report.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed below under “Accounting Matters”.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  See “Forward-Looking Statements” on page 27 hereof for factors that may cause actual results or performance of the Company to be materially different.

This MD&A is dated as of May 8, 2008.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

Jubilant to Acquire DRAXIS

On April 4, 2008, DRAXIS and Jubilant Organosys Ltd. (“Jubilant”) announced that they had entered into an arrangement agreement whereby a wholly-owned subsidiary of Jubilant will acquire all of the outstanding common shares of DRAXIS at a price of US$6.00 per share in cash by way of a plan of arrangement.

On April 24, 2008, DRAXIS announced that it had obtained an Interim Order from the Superior Court of Québec in connection with such plan of arrangement.  The plan of arrangement will be considered at the annual and special meeting of DRAXIS shareholders scheduled to be held at 10:00 a.m. (Toronto time) on Friday, May 23, 2008 (the “Meeting”).  The record date for determining the holders of common shares of DRAXIS entitled to receive notice of and to vote at the Meeting is the close of business on April 24, 2008.

Impact of Foreign Exchange on Comparison of Quarterly Results

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are affected. Since the Company reports in $U.S., all income statement line items are translated at the appropriate exchange rate into $U.S. for the quarterly reports. As at March 31, 2007, the Canadian dollar traded at $1.1546 Canadian per $1 U.S. By contrast, as at March 31, 2008, the Canadian dollar traded at $1.0265 Canadian per $1 U.S. The impact of the strong Canadian dollar in the first quarter of 2008 relative to its levels in the first quarter of 2007 materially impacts all line by line comparisons between the first quarter results of 2008 and 2007 resulting in an increase in all revenues and expense line items for 2008 relative to 2007. Accordingly, all explanations of variances between first quarter of 2008 results with the first quarter of 2007 exclude the impact of foreign exchange on financial reporting.

Quarterly Financial Results

Financial Performance

The financial performance of the first quarter of 2008 was significantly lower than the first quarter of 2007. The primary reasons for the lower results are as follows:

•                  Lower revenues in contract manufacturing related to Hectorol® for Genzyme Corporation (“Genzyme”) resulting also in a lower gross profit margin business mix in contract manufacturing.

•                  The impact of a dramatically stronger Canadian dollar in the first quarter of 2008 relative to 2007 on margins and overall expenses.  Had the Canadian dollar for the first quarter of 2008 remained at a similar exchange rate relative to the U.S. dollar as in the first quarter of 2007, net operating income would have been between at least $0.8 million to $1 million higher.

•                  The inclusion in the financial results for the first quarter of 2008 of the direct and indirect costs related to the proposed sale of the Company of approximately $0.7 million (including the costs associated with the increase in value of the Deferred Share Units of the Company). These costs primarily related to legal, accounting and other associated costs. These costs are included in selling, general and administrative expenses of the financial results of the Corporate and Other segment.

•                  The inclusion in the financial results for the first quarter of 2007 of two non-recurring items, namely contingent milestone payments from Shire BioChem Inc. (“Shire”) of approximately $0.8 million and an insurance payment receipt of $0.5 million.

The above factors resulted in financial performance of the Company for the first quarter of 2008 as follows:

•                  Product sales of $18.6 million down 5% from the first quarter of 2007 with product gross margin percentage of 26% compared to 38% in the first quarter of 2007.

•                  Operating loss of $2.4 million, compared to operating income of $2.4 million for the first quarter of 2007.

•                  Basic and diluted EPS of negative 3 cents, compared to 5 cents for the first quarter of 2007.

•                  Net cash outflows from operating activities of $2.3 million compared to net cash inflows of $5.5 million in the first quarter of 2007.

Consolidated Results of Operations
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2008	2007	$ Change	% Change
Revenues
Product sales	$18,656	$19,630	$(974)	(5.0)%
Royalty and licensing	465	1,318	(853)	(64.7)%
Anipryl® deferred revenues	30	30	—	—
	$19,151	$20,978	$(1,827)	(8.7)%

Product gross margin	$4,799	$7,452	$(2,653)	(35.6)%
% of Product sales revenues	25.7%	38.0%		(12.2)%
Royalty and licensing revenue	495	1,348	(853)	(63.3)%
SG&A	(5,444)	(4,184)	(1,260)	(30.1)%
% of Product sales revenues	-29.2%	-21.3%		(7.9)%
R & D	(729)	(924)	195	21.1%
Depreciation and amortization	(1,533)	(1,246)	(287)	(23.0)%
Operating (loss) income	(2,412)	2,446	(4,858)	(198.6)%
% of Total revenues	-12.6%	11.7%		(24.3)%
Financial
- Foreign exchange gain (loss)	168	(108)	276	(255.6)%
- Financing income, net	213	186	27	14.5%
Income tax (recovery) expense	(639)	514	(1,153)	224.3%
Net (loss) income	$(1,392)	$2,010	$(3,402)	(169.3)%

Basic (loss) earnings per share	$(0.03)	$0.05

Diluted (loss) earnings per share	$(0.03)	$0.05

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended March 31, 2008 and 2007

Consolidated revenues of $19 million for the first quarter of 2008 decreased 9% compared with the same period in 2007.  The decrease relates to lower contract manufacturing revenues and the inclusion of non-recurring contingent milestone payments from Shire which were earned in the first quarter of 2007.

Consolidated product sales decreased 5% to $19 million for the first quarter of 2008 compared with the same period in 2007.  Contract manufacturing product sales decreased 11% in the first quarter of 2008 compared to the same period of 2007 due to lower Hectorol® volumes. Radiopharmaceutical product sales grew 6% in the first quarter of 2008 over the same period of 2007 due to the inclusion of freight charges in both revenues and cost of goods sold beginning April 1, 2007.

Product gross margin percentages for the first quarter of 2008 decreased to 26% as compared with 38% for the first quarter of 2007.  Lower margins in contract manufacturing result from the reduced Hectorol® volumes and the related change in business mix in sterile products as a result.  Product gross margins benefited in the first quarter of 2007 from the receipt of $0.5 million in insurance proceeds resulting from the Company’s extended shutdown period in 2005. Both radiopharmaceutical and contract manufacturing gross product margins were adversely impacted by a much stronger Canadian dollar in the first quarter of 2008 relative to the same quarter of 2007.

Royalty and licensing revenue decreased for the first quarter of 2008 compared with the same period of 2007 due to the receipt of $0.8 million of non-recurring contingent milestone payments from Shire in 2007.

As a percentage of product sales, selling, general and administrative expenses were 29% for the first quarter of 2008 compared to 21% for the same quarter of 2007. The increase in selling, general and administrative expenses in absolute dollar terms (excluding the impact of foreign exchange) relates to $0.7 million of direct and indirect costs related to the potential sale of the Company coupled with increased regulatory and business development costs in the radiopharmaceutical segment.

R&D expenditures decreased by $0.2 million in the first quarter of 2008 compared to the same period in 2007 due to the completion in 2007 of specific phases of the Company’s development activities related to DRAXIMAGE® Sestamibi and MOLY-FILL™, a “next generation” version of a Technetium Generators. These products are described in the Radiopharmaceuticals section.  R&D spending in the first quarter of 2008 relates mostly to preliminary work on new product opportunities including toxicology studies.

Depreciation and amortization expense for the first quarter of 2008 increased compared to the first quarter of 2007 due to the completion of significant capital programs, including SAP and IT upgrades during 2007.

The revaluation of the Company’s net U.S. denominated monetary assets from the December 31, 2007 exchange rate to the March 31, 2008 foreign change rate resulted in a $0.2 million gain compared to a loss of $0.1 million recognized during the first quarter of 2007. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. denominated monetary assets held by the Company. Conversely, a weakening of the Canadian dollar creates a foreign exchange gain.

For the quarter ended March 31, 2008, the Company recorded an income tax recovery, expressed as a percentage of pre-tax earnings, of 31%.  The effective tax rate differs from the statutory rate due to the amount of R&D tax credits earned in the quarter. The effective tax rate in 2007 was impacted by the lower effective tax rate applicable to the non-recurring Shire milestone payments received by the Company.

The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates during fiscal periods when net income is earned and increasing the effective tax rate during periods when net losses are incurred.

The basic weighted average number of common shares outstanding during the first quarter of 2008 was 42,063,197, an increase from 41,734,615 in the first quarter of 2007, primarily as a result of the exercise of stock options offset by shares purchased for cancellation under the Company’s previous normal course issuer bid which terminated on December 19, 2007.

Radiopharmaceuticals

(in thousands of U.S. dollars)  (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2008	2007	$ Change	% Change
Revenues
Product sales	$6,086	$5,757	$329	5.7%
Royalty and licensing	46	—	46	—
	$6,132	$5,757	$375	6.5%

Product gross margin	$2,955	$3,583	$(628)	(17.5)%
% of Product sales revenues	48.6%	62.2%		(13.7)%
SG&A	(1,472)	(1,088)	(384)	(35.3)%
R & D	(729)	(924)	195	21.1%
Depreciation and amortization	(266)	(273)	7	2.6%
Operating income	$534	$1,298	$(764)	(58.9)%
% of Revenues	8.7%	22.5%		(13.8)%

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including DRAXIMAGE® Sestamibi, a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies and MOLY-FILL™, a “next-generation” version of a Technetium Generator.  Financial highlights in this segment for the quarter ended March 31, 2008 included:

•                  Product sales of $6.1 million for the quarter representing a 6% increase over the first quarter of 2007.

•                  Product gross margin percentage of 49% compared to 62% for the first quarter of 2007.

•                  Operating income of $0.5 million compared to $1.3 million in the first quarter of 2007.

Comparison of quarters ended March 31, 2008 and 2007

Revenues for the quarter ended March 31, 2008 increased 6% compared with the same period of 2007, primarily as a result of the inclusion in revenues of a chargeback for freight services beginning on April 1, 2007.  Revenue growth was hindered by the suspension of production (beginning in the second half of 2007) of a private label radioactive product for one customer that historically contributed $350,000 in quarterly product sales.  Near the end of the first quarter of 2008, DRAXIMAGE initiated direct sales to U.S. customers of its own formulation of the radioactive product.

For the quarter ended March 31, 2008, product gross margins decreased to 49% from 62% compared with the same period in 2007 due to the dramatic strengthening of the Canadian dollar from the first quarter of 2007, the inclusion of freight charges in both revenues and cost of goods sold beginning on April 1, 2007, a change in product mix and increased raw material costs.

R&D expenditures decreased $0.2 million for the first quarter of 2008 compared to the same quarter in 2007 as the Company completed significant phases in the development of two key strategic initiatives during the first quarter of 2007: DRAXIMAGE® Sestamibi and MOLY-FILL™. R&D spending in the first quarter of 2008 relates mostly to preliminary work on new product opportunities including toxicology studies.

Selling, general and administrative expenses increased slightly by $0.4 million due to a retroactive filing adjustment imposed by the FDA related to filing costs and an increased investment in business development activities related to submissions in Europe for approvals of products. The Company is in the process of disputing the rate adjustment imposed by the FDA and will reverse the incremental charges if and when successful.

Operating income of $0.5 million for the first quarter of 2008 decreased $0.8 million compared to the same period in 2007 driven by decreased margins related to the strengthening Canadian dollar, the decrease of the private label product volumes and higher selling, general and administrative expenses.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars compared to the first quarter of 2007.

Radiopharmaceutical Product Development Strategy

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, the Company submitted an Abbreviated New Drug Approval (“ANDA”) to the U.S. Food and Drug Administration (“FDA”) for its generic kit for the preparation of Tc-99m Sestamibi for injection, DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests. Furthermore, the FDA acknowledged in July 2007 the receipt and acceptance for review of the ANDA for DRAXIMAGE® Sestamibi that was submitted.

The Company also announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marks another milestone in the comprehensive plan to pursue major MPI markets globally.

The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

The filing of the ANDA with the FDA, the A/NDS and the submission to the European regulatory authorities represented the achievement of key milestones in the DRAXIMAGE® Sestamibi project schedule.

On December 20, 2007, DRAXIS announced that DRAXIMAGE had appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the U.S. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in MPI to evaluate blood flow to the heart.

DRAXIMAGE LLC has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the FDA and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium (Tc-99m) Sestamibi injection exclusively from DRAXIMAGE LLC. The initial term of the distribution agreement is for a minimum of three years following FDA approval of DRAXIMAGE® Sestamibi.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of MOLY-FILL™, a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies, with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and manufacturing partners for its MOLY-FILL™ Generator.  During the fourth quarter of 2007, the Company completed a test evaluation of the prototype version of this product and the results of the evaluation will contribute to the continuing product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the U.S. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries. This MAA Kit has since been approved in Germany, the United Kingdom, Belgium, Austria and Luxembourg.  DRAXIMAGE MDP, a product used for bone imaging, has been approved in the Netherlands, and Sodium Iodide I-131 therapeutic capsules for the treatment of thyroid cancer has been approved in Denmark.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2008. DRAXIMAGE has expanded its discussions with respect to potential commercial partners to target the European markets via strategic alliances. Strategic alliances could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects discussions to continue during 2008.

Others

On August 22, 2007, DRAXIMAGE announced that it had established a research collaboration agreement with Med Discovery of Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers. Initially, this collaboration will provide for the radiolabelling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect micro tumors.  The proteins will be produced at Med Discovery’s facility in Switzerland and radiolabelled by DRAXIMAGE in Canada.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field, and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.  Contrast media products are injectable liquids produced in highly specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities, which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The value of North American market for contrast media has been estimated at approximately $1.6 billion, and we believe that it is growing largely because of the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that mostly affects infants and young children.

DRAXIMAGE is providing I-131 MIBG for two clinical trials approved by the FDA under an Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG is being administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, are being administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.  Both trials are currently under way.

Contract Manufacturing

(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2008	2007	$ Change	% Change

Product sales	$12,623	$14,235	$(1,612)	(11.3)%

Product gross margin	$1,758	$3,844	$(2,086)	(54.3)%
% of Product sales revenues	13.9%	27.0%		(13.1)%
SG&A	(1,509)	(1,297)	(212)	(16.3)%
Depreciation and amortization	(1,175)	(891)	(284)	(31.9)%
Operating (loss) income	$(926)	$1,656	$(2,582)	(155.9)%
% of Revenues	-7.3%	11.6%		(19.0)%

The Company’s manufacturing division, DRAXIS Pharma, is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Financial highlights in this segment for the quarter ended March 31, 2008 included:

•                  Revenues of $12.6 million for the first quarter of 2008 represented a decrease of $1.6 million or 11% compared to the first quarter of 2007.

•                  Product gross margin percentage of 14% compared to 27% for the first quarter of 2007.

•                  In the first quarter of 2007, the Company received payment of $0.5 million related to insurance proceeds arising from the extended shutdown period in 2005. The amount is included in this segment as a reduction in cost of goods sold for the first quarter of 2007.

•                  Operating loss of $0.9 million compared to $1.7 million of income in the first quarter of 2007.

Comparison of quarters ended March 31, 2008 and 2007

For the quarter ended March 31, 2008, revenues decreased by $1.6 million or 11% over the same period of 2007. The decrease was due to lower revenues of Hectorol® for Genzyme in the first quarter of 2008 relative to 2007 which more than offset growth related from new product introductions.

The Company expects stronger Hectorol® demand/volumes over the remainder of 2008 compared to 2007. The Company also expects product transfer activities related to the contract with Johnson & Johnson Consumer Companies Inc. (“J&J Consumer”) to increase from the first quarter of 2008 levels.

For the first quarter of 2008, sterile products represented approximately 65% of manufacturing revenues compared to 78% for the first quarter of 2007. The mix was adversely affected by the lower Hectorol® volumes.

Product gross margin percentage decreased in the first quarter of 2008 compared to 2007 from 27% to 14%. The decrease was driven by lower Hectorol® volumes shipped in the quarter coupled with the investment in product introduction and the impact of a stronger Canadian dollar in 2007 which negatively impacted margins.  Product gross margin benefited from the receipt of $0.5 million in insurance proceeds during the first quarter of 2007.

Selling, general and administrative expenses increased by $0.2 million in the first quarter of 2008 as compared to 2007, but spending was similar to first quarter 2007 levels excluding the recovery of previously uncollectible receivables in the first quarter of 2007. This had the impact of reducing selling, general and administrative expenses in first quarter of 2007.

Depreciation and amortization for the first quarter of 2008 increased by 32% from the first quarter of 2007 due to the completion in 2007 of various capital projects, including SAP and IT related projects in 2007.

Operating loss for the first quarter of 2008 was $0.9 million compared with operating income of $1.7 million for the same period in 2007. The lower operating earnings reflect the lower Hectorol® revenue for the first quarter of 2008, the inclusion of $0.5 million of insurance proceeds in 2007 results and the collection of previously uncollectible receivables also included in the 2007 results.

Corporate and Other

(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2008	2007	$ Change	% Change
Revenues
Product sales	$120	$227	$(107)	(47.1)%
Intercompany eliminations	(173)	(589)	416	70.6%
Royalty and licensing	419	1,318	(899)	(68.2)%
Anipryl® deferred revenues	30	30	—	—
	396	986	(590)	(59.8)%

Product gross margin	$86	$25	$61	(244.0)%
% of Product sales revenues	71.7%	11.0%		60.7%
SG&A	(2,463)	(1,799)	(664)	(36.9)%
Depreciation and amortization	(92)	(82)	(10)	(12.2)%
Operating loss	$(2,020)	$(508)	$(1,512)	(297.6)%
% of Revenues	-510.1%	-51.5%

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and intercompany eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended March 31, 2008 and 2007

Revenues related to the Corporate and Other segment were $0.6 million lower for the first quarter of 2008 compared to 2007 due to the inclusion in the 2007 results of non-recurring contingent milestone payments of $0.8 million from Shire, partially offset by lower intercompany eliminations.

Selling, general and administrative expenses increased by $0.7 million related to direct and indirect costs associated with the proposed sale of the Company.

Depreciation and amortization expense for this segment in the first quarter of 2008 was flat as compared to 2007.

Operating loss from this segment increased by $1.5 million in the first quarter of 2008 as compared to the same period of 2007 due to the inclusion of the $0.8 million of earnings from non-recurring contingent milestones payments from Shire plus the $0.7 million of direct and indirect costs related to the proposed sale of the Company.

Cost savings from the initiatives already undertaken to reduce corporate costs, including closing of the Company’s administrative offices, will impact financial results positively in subsequent quarters as services of certain individuals and functions continued to be provided for most of the first quarter of 2008.

Corporate Matters

Jubilant to Acquire DRAXIS

On April 4, 2008, DRAXIS and Jubilant Organosys Ltd. (“Jubilant”) announced that they had entered into an arrangement agreement whereby a wholly-owned subsidiary of Jubilant will acquire all of the outstanding common shares of DRAXIS at a price of US$6.00 per share in cash by way of a plan of arrangement.

On April 24, 2008, DRAXIS announced that it had obtained an Interim Order from the Superior Court of Québec in connection with such plan of arrangement.  The plan of arrangement will be considered at the annual and special meeting of DRAXIS shareholders scheduled to be held at 10:00 a.m. (Toronto time) on Friday, May 23, 2008 (the “Meeting”).  The record date for determining the holders of common shares of DRAXIS entitled to receive notice of and to vote at the Meeting is the close of business on April 24, 2008.

Normal Course Issuer Bids

On January 16, 2008, DRAXIS received approval from the TSX for its Normal Course Issuer Bid (the “2008 Issuer Bid”) to purchase up to 4,072,054 common shares representing approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

The 2008 Issuer Bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.  Subject to any block purchases made in accordance with the rules of the TSX, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares for the six months ended December 31, 2007.

Any purchases made pursuant to the 2008 Issuer Bid will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition. No purchases have been made under the 2008 Issuer Bid to date.

Permax® Litigation

On July 22, 2005, the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003, the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions for this claim have been taken.

On February 29, 2008 the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  On March 20, 2008, the Court asked the defendants to file responding materials to the plaintiff’s certification motion by July 31st, 2008.

Disclosure Controls and Procedures

The Company has concluded that during the quarter ended March 31, 2008, there were no changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Liquidity and Capital Resources

(in thousands of U.S. dollars) (U.S. GAAP)

	Mar 31, 2008	Dec 31, 2007

Cash and cash equivalents	$22,529	$24,796
Restricted cash	$1,266	$1,326
Non-financial working capital (net)(1)	$21,360	$21,252

	Q1, 2008	Q1, 2007

Cash flows from operating activities	$(2,305)	$5,533
Cash flows used in investing activities	$(1,010)	$(2,954)

(1)Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

	May 8, 2008	Mar 31, 2008	Dec 31, 2007

Common shares issued and outstanding	42,082,538	42,067,538	42,062,538
Stock options outstanding	2,105,828	2,120,828	1,875,828
Outstanding options as a % of outstanding shares	5.0%	5.0%	4.5%

Cash and cash equivalents at March 31, 2008 totalled $22.5 million as compared with $24.8 million as at December 31, 2007.  The decrease is attributable to the lower cash earnings of the Company and by capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, guaranteed investment certificates and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of March 31, 2008 had less than three months maturity.  As at March 31, 2008 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. The Company does not have any investments in asset-backed commercial paper.

For the quarter ended March 31, 2008, net cash outflows from operating activities were $2.3 million compared to inflows of $5.5 million for the same period of 2007 due to lower cash earnings and the timing of specific payments including severance payments.

Non-financial working capital, comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at March 31, 2008 increased compared to December 31, 2007 due to an increase in finished goods inventory offset by reduced receivables due to lower revenues.

Capital expenditures for the first quarter of 2008 are mainly attributable to expenditures related to the Company’s expanded contract manufacturing relationship with Johnson & Johnson Consumer.

Proceeds from the issuance of treasury common shares by the Company pursuant to the exercise of options generated $11,000 in cash for the quarter ended March 31, 2008 compared with $1.5 million for the comparative period of 2007.

The Company was in compliance with all lending covenants as at March 31, 2008 and 2007.

Bank Financing

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to achieve the Company’s business plans.

Customer Financing

During the first quarter of 2008, the Company received $2.6 million in U.S. dollar-denominated customer financing related to capital installation and technical transfer activities being performed to transfer in products to the contract manufacturing operations under the Company’s new contract with a major customer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $24,000 during the first quarter of 2008 ($26,000 during the first quarter of 2007) to a company controlled by a member of the Board of Directors, related to the lease of its registered office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expired in May 2006, and lease payments continued on a monthly basis since then until the first quarter of 2008. The Company terminated the lease and vacated the premises as part of the closing of the Mississauga office location in the first quarter of 2008.  No further payments will be made with respect to this lease.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigours and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not plan to provide either specific quarterly guidance or revenue guidance.

Guidance for Future Years

The Company continues to expect progressively improving financial results during 2008 compared to 2007 as a result of increased demand through new business opportunities, product introductions and additional contracts. This is expected to result in continuing year-over-year growth in revenues, operating income, and cash flows going forward, starting from a base in 2008. Net earnings per share for 2008 are expected to increase significantly over 2007.  However, the extent to which the Company can reasonably predict the financial performance for 2008 is limited due to variables outside of the control of the Company. Accordingly, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping-up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  We do expect revenue growth associated with product transfer activities for 2008 but, while such activities will generate positive margins, the margin percentage is expected to be dilutive to overall margins as we hire and train new personnel in anticipation of the commercial phase of the contract.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals, although additional approvals are expected during 2008, in several different countries.  The Company is actively working to establish one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the European Union markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, manufacturing execution, marketing and distribution partnerships, and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ Technetium Generator is expected to be a significant event given the limited product offerings currently available, and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

The Company will provide updates to the extent possible as these opportunities evolve and if possible quantify the potential impact of each factor as they become more transparent as to timing and quantum.

SUMMARY OF QUARTERLY RESULTS

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q1, 2008	Q4, 2007	Q3, 2007	Q2, 2007	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006

Revenues
Product sales	$18,656	$20,024	$17,370	$19,048	$19,630	$23,106	$19,788	$23,003
Royalty and licensing	465	433	558	359	1,318	465	617	437
Anipryl® deferred revenues	30	30	30	30	30	825	825	825
	$19,151	$20,487	$17,958	$19,437	$20,978	$24,396	$21,230	$24,265

Net (loss) income	$(1,392)	$(551)	$(1,376)	$1,575	$2,010	$3,687	$2,604	$3,564

Basic and diluted (loss) earnings per share	$(0.03)	$(0.01)	$(0.03)	$0.04	$0.05	$0.09	$0.06	$0.09

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s unaudited consolidated financial statements for the quarter ended March 31, 2008, which have been prepared in accordance with U.S. GAAP. The preparation of the Company’s consolidated financial statements (the “Consolidated Financial Statements”) requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Notes 2 and 3 to the Company’s 2007 audited annual Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities and the ability to execute on tax-planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account-by-account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence.

Foreign Exchange Risk

The Company’s reporting currency is U.S. dollars. The functional currency for its Canadian operations – which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire – is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually).  Therefore, the Company has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only.  SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs.  The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•                  Level 1 – Quoted prices in active markets for identical assets or liabilities.

•                  Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.

Effective January 1, 2008, the Company adopted SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis.  The Company did not elect to adopt the fair value option under this Statement.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the potential acquisition of DRAXIS by Jubilant, by way of plan of arrangement, in an all cash transaction at US$6.00 per outstanding share (the “Acquisition”);

•                  a special meeting of DRAXIS’ shareholders to consider the Acquisition, currently scheduled to be held on May 23, 2008;

•                  the approval of the Acquisition by DRAXIS’ shareholders;

•                  the ability of each of Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Acquisition;

•                  the possibility that DRAXIS’ shareholders do not approve the Acquisition at the special meeting of shareholders;

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” above; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at May 8, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	For the Three Month Periods
	Ended March 31,
	2008	2007
REVENUES
Product sales	$18,656	$19,630
Royalty and licensing	495	1,348
	19,151	20,978
EXPENSES
Cost of goods sold, excluding depreciation and amortization (Note 3)	13,857	12,178
Selling, general and administration	5,444	4,184
Research and development	729	924
Depreciation and amortization	1,533	1,246
	21,563	18,532
Operating (loss) income	(2,412)	2,446
Financing income, net	213	186
Foreign exchange gain (loss)	168	(108)
(Loss) income before income taxes	(2,031)	2,524
Income taxes (recovery) expense	(639)	514
Net (loss) income	$(1,392)	$2,010

Basic (loss) earnings per share (Note 4)	$(0.03)	$0.05

Diluted (loss) earnings per share (Note 4)	$(0.03)	$0.05

Weighted-average number of shares outstanding
- basic	42,063,197	41,734,615
- diluted	42,063,197	41,889,281

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	March 31,	December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$22,529	$24,796
Restricted cash	1,266	1,326
Accounts receivable	16,460	18,059
Inventories (Note 5)	10,130	9,620
Prepaid expenses	1,165	1,358
Deferred income taxes, net	4,119	4,119
Total current assets	55,669	59,278

Accounts receivable, long term	3,657	2,514
Property, plant and equipment, net	57,425	58,494
Goodwill, net	854	885
Intangible assets, net	230	240
Other assets	362	310
Deferred income taxes, net	6,626	6,213
Total assets	$124,823	$127,934

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$10,514	$11,904
Current portion of deferred revenues	621	411
Customer deposits	207	385
Total current liabilities	11,342	12,700
Other liabilities	185	164
Deferred revenues	564	594
Customer financing	5,841	3,135
Total liabilities	$17,932	$16,593

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$79,831	$79,814
Additional paid-in capital	16,193	15,984
Deficit	(7,968)	(6,576)
Accumulated other comprehensive income	18,835	22,119
Total shareholders’ equity	106,891	111,341
Total liabilities and shareholders’ equity	$124,823	$127,934

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	For the Three Month Periods
	Ended March 31,
	2008	2007
Common Stock (Number of Shares)
Balance, beginning of period	42,062,538	41,522,138
Exercise of options	5,000	462,501
Balance, end of period	42,067,538	41,984,639
Common Stock
Balance, beginning of period	$79,814	$77,749
Exercise of options	11	1,453
Fair values of options exercised	6	—
Balance, end of period	$79,831	$79,202
Additional Paid In Capital
Balance, beginning of period	$15,984	$15,475
Stock-based compensation	215	281
Fair values of options exercised	(6)	—
Balance, end of period	$16,193	$15,756
Deficit
Balance, beginning of period	$(6,576)	$(8,234)
Net (loss) income	(1,392)	2,010
Balance, end of period	$(7,968)	$(6,224)
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$22,119	$7,425
Other comprehensive (loss) income	(3,284)	791
Balance, end of period	18,835	8,216
Total shareholders’ equity	$106,891	$96,950
Comprehensive (Loss) Income
Foreign currency translation adjustments	$(3,284)	$791
Net (loss) income	(1,392)	2,010
Total comprehensive (loss) income	$(4,676)	$2,801

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

	For the Three Month Periods
	Ended March 31,
	2008	2007
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(1,392)	$2,010
Adjustments to reconcile net (loss) income to net cash from (used in) operating activities
Amortization of deferred revenues	(30)	(30)
Depreciation and amortization	1,533	1,246
Stock-based compensation	215	281
Deferred income taxes	(877)	353
Foreign exchange	10	108
Deferred Share Unit expense (Note 7)	197	347
Other	25	177
Changes in operating assets and liabilities
Accounts receivable	(253)	3,639
Accounts receivable, long term	(1,143)	—
Proceeds from customer financing used in operations	1,006	—
Inventories	(881)	452
Prepaid expenses	149	(484)
Accounts payable and accrued liabilities	(1,077)	(2,176)
Other liabilities	27	(232)
Deferred revenues	186	(158)
Net cash from (used in) operating activities	(2,305)	5,533
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,236)	(2,780)
Decrease in receivables related to property, plant and equipment	1,226	—
Increase in intangible assets	—	(174)
Net cash from (used in) investing activities	(1,010)	(2,954)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from customer financing	2,706	—
Proceeds from customer financing used in operations	(1,006)	—
Customer deposits, net	(173)	(38)
Exercise of options	11	1,453
Net cash from (used in) financing activities	1,538	1,415
Effect of foreign exchange rate changes on cash and cash equivalents	(490)	55
Net increase (decrease) in cash and cash equivalents	(2,267)	4,049
Cash and cash equivalents, beginning of period	24,796	21,446
Cash and cash equivalents, end of period	$22,529	$25,495

Additional Information
Interest paid	$—	$—
Income taxes paid	$541	$203

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policy

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2007, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2008 and the results of operations and cash flows for the three-month period ended March 31, 2008 and 2007.

2.                                      Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually).  Therefore, the Company has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only.  SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs.  The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•                  Level 1 – Quoted prices in active markets for identical assets or liabilities.

•                  Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.

Effective January 1, 2008, the Company adopted SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis.  The Company did not elect to adopt the fair value option under this Statement.

Fair Value

In accordance with SFAS 157, the following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2008 (in thousands):

Level 1
Assets
Other assets indexed to value of the Company’s share price	$362

Liabilities
Deferred share unit liabilities indexed to value of the Company’s share price	(1,105)

3.                                      Cost of Goods Sold

In the first quarter of 2007, DRAXIS received insurance proceeds of $517 in settlement of business interruption losses related to the extended shutdown in the third quarter of 2005.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the first quarter of 2007.

4.                                      Earnings (loss) per Share

Basic earnings (loss) per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the net (loss) income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options. The calculation of diluted earnings (loss) per common share excludes any potential conversion of options that would increase earnings per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	For the Three Month Periods
	Ended March 31,
	2008	2007
Numerator:
Net (loss) income	$(1,392)	$2,010

Denominator:
Weighted-average number of common shares outstanding - basic	42,063,197	41,734,615
Weighted-average effect of dilutive securities—stock options	—	154,666
Weighted-average number of common shares outstanding-diluted	42,063,197	41,889,281

Basic earnings (loss) per share	$(0.03)	$0.05

Diluted earnings (loss) per share	$(0.03)	$0.05

5.                                      Inventories

	March 31, 2008	December 31, 2007

Raw materials	$4,655	$4,707
Work-in-process	1,519	1,330
Finished goods	3,956	3,583
	$10,130	$9,620

6.                                      Accounts Payable and Accrued Liabilities

	March 31, 2008	December 31, 2007

Trade	$6,876	$6,575
Accrued liabilities	1,322	2,313
Employee-related items	2,316	3,016
	$10,514	$11,904

7.                                      Shareholders’ Equity

(a)                               Stock Option Plan

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

	For the Three Month Periods
	Ended March 31,
	2008	2007

Balance, beginning of period	1,875,828	2,257,995
Increase (decrease) resulting from:
Granted	260,000	420,000
Exercised	(5,000)	(462,501)
Cancelled	(10,000)	—
Expired	—	—
Balance, end of period	2,120,828	2,215,494

Exercisable at March 31	938,328	869,105

As of March 31:
Remaining unrecognized compensation cost related to non-vested stock options	$1,591	$2,222
Weighted-average remaining requisite service period	1.4 years	1.9 years

Weighted-average exercise price of options:
Outstanding, end of period	CDN$4.69	CDN$4.62
Exercisable, end of period	CDN$5.25	CDN$4.64
Granted	CDN$4.07	CDN$5.69
Exercised	CDN$2.30	CDN$3.68
Cancelled	CDN$2.63	—
Expired	—	—

The following table summarizes information about stock options outstanding at March 31, 2008:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($ 000’s)	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($ 000’s)
$2.01 - $2.50	350,001	5.29	$2.36	$1,383	1	0.13	$2.29	$0
$2.51 - $3.00	27,500	5.37	$2.63	$101	—	—	—	—
$3.01 - $3.50	15,000	0.59	$3.25	$46	15,000	0.59	$3.25	$46
$3.51 - $4.00	—	—	—	—	—	—	—	—
$4.01 - $4.50	385,000	3.46	$4.14	$834	125,000	0.75	$4.30	$251
$4.51 - $5.00	130,000	1.36	$4.70	$209	130,000	1.36	$4.70	$209
$5.01 - $6.65	1,213,327	3.39	$5.58	$895	668,327	2.48	$5.54	$517
	2,120,828	3.61	$4.69	$3,467	938,328	2.08	$5.25	$1,024

(b)                               Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

	For the Three Months Periods
	Ended March 31,
	2008	2007

Balance, beginning of period	230,018	230,447
Issued	—	—
Cancelled	—	(429)
Balance, end of period	230,018	230,018

DSU expense	$197	$347

8.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each.  The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2007 annual Consolidated Financial Statements.

	For the Three Month Periods
	Ended March 31,
	2008	2007
PRODUCT SALES REVENUES
Radiopharmaceuticals	$6,086	$5,757
Manufacturing	12,623	14,235
Corporate and Other	(53)	(362)
	$18,656	$19,630
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$46	$—
Manufacturing	—	—
Corporate and Other	449	1,348
	$495	$1,348
TOTAL REVENUES
Radiopharmaceuticals	$6,132	$5,757
Manufacturing	12,623	14,235
Corporate and Other	396	986
	$19,151	$20,978
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$2,955	$3,583
Manufacturing	1,758	3,844 (1)
Corporate and Other	86	25
	$4,799	$7,452
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$1,472	$1,088
Manufacturing	1,509	1,297
Corporate and Other(2)	2,463	1,799
	$5,444	$4,184
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$729	$924
Manufacturing	—	—
Corporate and Other	—	—
	$729	$924
SEGMENT(LOSS) INCOME(3)
Radiopharmaceuticals	$800	$1,571
Manufacturing	249	2,547
Corporate and Other	(1,928)	(426)
	$(879)	$3,692
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$266	$273
Manufacturing	1,175	891
Corporate and Other	92	82
	$1,533	$1,246
OPERATING (LOSS) INCOME(4)
Radiopharmaceuticals	$534	$1,298
Manufacturing	(926)	1,656
Corporate and Other	(2,020)	(508)
	$(2,412)	$2,446

(1)                               Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(2)                               Stock-based compensation expense was recorded in SG&A in the amount of $215 in Q1, 2008 (Q1, 2007 - $281).

(3)                               Income (loss) before depreciation and amortization, financing income, foreign exchange (loss) gain and income taxes.

(4)                               Income (loss) before financing income, foreign exchange (loss) gain and income taxes.

	March 31,	December 31,
IDENTIFIABLE ASSETS	2008	2007
Radiopharmaceuticals	$20,274	$19,560
Manufacturing	68,167	68,117
Corporate and Other	36,382	40,257
	$124,823	$127,934

Geographic Segmentation

	For the Three Month Periods
	Ended March 31,
REVENUES(1)	2008	2007
Canada	$9,306	$9,746
United States	8,456	10,531
Other	1,389	701
	$19,151	$20,978

(1)                                 Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

	For the Three Month Periods
	Ended March 31,
	2008	2007
Radiopharmaceuticals	$172	$335
Manufacturing	2,064	2,445
Corporate and Other	—	—
	$2,236	$2,780

Product Sales Revenues by Major Product Groups

	For the Three Month Periods
	Ended March 31,
	2008	2007
Radiopharmaceuticals	$6,086	$5,757
Manufacturing - Sterile	8,170	11,119
Manufacturing - Non Sterile	4,453	3,116
Corporate and Other	120	227
Intercompany eliminations	(173)	(589)
	$18,656	$19,630

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

	For the Three Month Periods
	Ended March 31,
	2008	2007
Customer A	6.0%	15.0%
Customer B	22.0%	19.0%
Customer C	15.0%	12.0%
Customer D	12.0%	10.0%
	55.0%	56.0%

9.                                      Contingency

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a fourth-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire.

On February 29, 2008 the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  On March 20, 2008, the Court asked the defendants to file responding materials to the plaintiff’s certification motion by July 31st, 2008.

10.                               Subsequent Events

On April 4, 2008, DRAXIS and Jubilant Organosys Ltd. (“Jubilant”) announced that they had entered into an arrangement agreement whereby a wholly-owned subsidiary of Jubilant will acquire all of the outstanding common shares of DRAXIS at a price of US$6.00 per share in cash by way of a plan of arrangement.

11.                               Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.